Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

October 24, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Roger Schwall, Assistant Director

Re:	Sanchez Production Partners LLC (f/k/a Constellation Energy Partners LLC)

Amendment No. 1 to Registration Statement on Form S-4

Filed September 26, 2014

File No. 333-198440

Ladies and Gentlemen:

Set forth below are the responses of Constellation Energy Partners LLC, a Delaware limited liability company (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated October 17, 2014, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-198440) (the “Registration Statement”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, the Company is publicly filing, through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, each of the Company’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise.

Registration Statement on Form S-4

General

1.	We note the response to prior comment 1 and, for the following reasons, question the conclusion that Rule 13e-3 does not apply to the Plan of Conversion:

•	The effect set forth in Rule 13e-3(a)(3)(ii)(B) is simply causing a class of equity securities which is listed on a national securities exchange to no longer be so listed. The outstanding limited liability company interests of the Company will not continue to be listed following the conversion. The effect appears to be present on that basis alone.

Mr. Roger Schwall

October 24, 2014

•	The public interest arguments appearing in the response assume that the rule is not applied on a class-by-class basis, but the rule speaks only to individual classes of securities. With respect to the outstanding LLC interests, benefits and rights that might attach to the new LP interests of Sanchez LP do not appear to be relevant, except to the extent that they indicate availability of the exception set forth in Rule 13e-3(g)(2).

•	Disclosure indicates that the new LP interests will have significantly different rights from the outstanding LLC interests (no right to approve major transactions; no right to approve amendments to organizational documents; no right to elect managers, etc.). On this basis, the exception set forth in Rule 13e-3(g)(2) would not be available. Also, as the new securities are LP interests, as opposed to common stock, the proviso in that subparagraph is inapplicable.

We also note that the rule can apply even when there is no new entity, and the existing entity continues to be subject to reporting and other obligations arising in respect of other classes of its securities. See Question 3 in SEC Release No. 34-17719 (August 2, 1979). In view of the foregoing, please file a Schedule 13E-3 with respect to the Plan of Conversion.

Response

In connection with filing Amendment No. 1, we have filed a Schedule 13E-3.

2.	Please provide us with your analysis as to which entity or entities should be the registrant or registrants with regard to the Form S-4. We note that it appears that Sanchez Production Partners LP (“Sanchez LP”) will be issuing a new class of securities, namely common units of Sanchez LP.

Response

The only entity that exists today is Sanchez Production Partners LLC, with Sanchez Production Partners LP not existing until the effective time of the Conversion under the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”). As discussed further in response to comment 1 of our September 26, 2014 letter to the Staff, under the DRULPA, for all purposes of state law, Sanchez LP will be considered to be the same entity as the Company, just in a different form. Therefore, it seems appropriate for the Company to register its own securities that will come into existence immediately upon the effective time of the Conversion. Accordingly, we respectfully submit that the only entity that could be the registrant on the Form S-4 is the one that exists today, namely, Sanchez Production Partners LLC. To minimize confusion, we have noted on the cover page of Amendment No. 2 that the registrant after the Conversion will be Sanchez LP.

Mr. Roger Schwall

October 24, 2014

3.	We note your statement on page 37 that “[w]e will prepare and submit to the NYSE MKT, as soon as practicable, a listing of additional shares notification or other appropriate documentation covering the common units of Sanchez LP issued in connection with the Conversion.” We also note the statement in your response letter that “the class of equity securities of the Company currently listed on the NYSE MKT LLC and registered under Section 12(b) of the Exchange Act will not be treated by the NYSE MKT as being delisted in connection with the Conversion and, in fact, no original listing application is required to be submitted by Sanchez LP to the NYSE MKT in connection with the listing of Sanchez LP’s common units under the same ticker symbol after the Conversion … .” Please advise us as to whether the NYSE MKT has confirmed to you that (a) a listing of additional shares notification will be sufficient for the Sanchez LP common units, (b) an original listing application for Sanchez LP will not be needed and (c) the class of equity securities currently listed will not be considered by the NYSE MKT as being delisted.

Response

Upon further conversations with the NYSE MKT, we have been informed by the NYSE MKT that a technical original application will be required in connection with Sanchez LP’s common units. We intend to file this application with the NYSE MKT so that it is effective upon the effective time of the Conversion.

4.	We note your statement that “[c]onsistent with the absence of any delisting, deregistration and termination of a reporting obligation, neither a Form 25 nor a Form 15 … will be filed, or required to be filed, by the NYSE MKT or the Company …” Your analysis focuses mostly on the issue of delisting. Please expand your analysis to address why the Company has no deregistration and termination of a reporting obligation.

Response

The Company’s current plan is to seek unitholder approval of the Conversion in December 2014 and, if approved by the unitholders, have the Conversion become effective at 11:59 p.m. on December 31, 2014. Prior to that time, the Company will remain registered under the Exchange Act and its common units will continue to be traded on the NYSE MKT under the ticker symbol “SPP.” Immediately after the effective time of the Conversion, Sanchez LP will be registered under the Exchange Act and its common units will be traded on the NYSE MKT under the ticker symbol “SPP.”

Based upon further conversations with the NYSE MKT, the Company will file a technical original application with the NYSE MKT for the Sanchez LP units so that the listing becomes effective immediately after the effective time of the Conversion. In addition, Sanchez LP will file a Form 15 and the NYSE MKT will file a Form 25 to deregister the Company’s common units. Prior to the effective time of the Conversion, the Company will file a Form 8-A under the Exchange Act to register Sanchez LP’s common units so that they are registered at the effective time of the Conversion.

Mr. Roger Schwall

October 24, 2014

Background of the Conversion and Relationship with SOG, page 12

5.	We note your response to prior comment 2. We also note your statement in your response letter that two of the managers of the Company’s board of managers are affiliated with SOG. Please revise the disclosure that you added to page 13 in response to prior comment 2 to provide such information.

Response

We acknowledge the Staff’s comment and have expanded the disclosure on page 13 of Amendment No. 2.

Cash Distribution Policy and Restrictions on Distributions of Sanchez, page 38

6.	We note your response to our prior comment 4. With regard to the process for setting the minimum quarterly distribution at $0.05 per unit, please add to your filing the information that you provided in your response.

Response

We acknowledge the Staff’s comment and have expanded the disclosure on page 39 of Amendment No. 2.

7.	We note your response to our prior comment 5, concerning shortfalls with regard to recent historical periods, and reissue the comment. As you note, you have added disclosure on page 41 stating that “[a]s of June 30, 2014, the Company had no cash available to make a distribution on its common units.” This disclosure only addresses the company’s inability to make a distribution as of a certain point in time. It does not quantify the amount by which the company fell short in recent historical periods. Please revise to quantify the shortfalls for recent historical periods. In addition, please provide the risk factor disclosure requested in prior comment 5. Please also provide related disclosure in the Summary section of your prospectus where you reference the minimum quarterly distributions under “Payment of Distributions” on page 10.

Response

We acknowledge the Staff’s comment and have expanded the disclosures on pages 10 and 41 of Amendment No. 2.

If you have any further comments, please contact the undersigned by telephone at (713) 220-4764 or by email at solson@andrewskurth.com, with a copy to Charles C. Ward, Chief Financial Officer of the Company, at chuck.ward@cepllc.com. We thank you in advance for your prompt consideration of the responses set forth above.

Mr. Roger Schwall

October 24, 2014

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc:	Steven R. Brunner (Chief Executive Officer)

Charles C. Ward (Chief Financial Officer)

Michael O’Leary (Firm)